EXHIBIT 21.1

LIST OF SUBSIDIARIES OF SIMPLETECH, INC.

Name	Jurisdiction
Simple Technology Canada Ltd.	Canada
S.T.I., LLC	California
SimpleTech Europe	Scotland
Simple Technology Limited	Scotland
STEC, Inc.	California